Exhibit 99.1

111, Inc. Announces Second Quarter 2025 Unaudited Financial Results

•	Maintained Quarterly Operational Profitability

•	Operating Expenses as a Percentage of Revenues Decreased 20 Basis Points YoY

•	Maintained Positive Operating Cash Flow in the First Half of the Year

SHANGHAI, September 17, 2025 /PRNewswire/ – 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Total operating expenses were RMB185.3 million (US$25.9 million), an improvement of 9.3% compared to RMB204.3 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased by 20 basis points to 5.8% from 6.0% in the same quarter of last year, demonstrating continuous improvement in the Company’s operational efficiency.

•	Income from operations was RMB0.1 million (US$0.01 million), compared to RMB3.3 million in the same quarter of last year. As a percentage of net revenues, income from operations accounted for 0.003% this quarter as compared to 0.1% in the same quarter of last year.

•	Non-GAAP income from operations (1) was RMB3.0 million (US$0.4 million), compared to RMB8.5 million in the same quarter of last year. As a percentage of net revenues, Non-GAAP income from operations accounted for 0.1% this quarter as compared to 0.2% in the same quarter of last year.

(1)	Non-GAAP income from operations represents income from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “In the second quarter of 2025, we continued to navigate a challenging macroeconomic landscape, demonstrating the resilience of our business and our unwavering commitment to operational excellence. I am pleased to report that we sustained our operational profitability and maintained a positive operating cash flow for the first half of the year. Our disciplined approach to cost management and efficiency improvements is evident in the 9.3% year-over-year reduction in total operating expenses, which, as a percentage of net revenues, decreased by 20 basis points to 5.8%.”

“Our strategic initiatives are yielding significant results. Marketing promotional products quickly reach pharmacies nationwide through the 111 digital marketing platform. Marketing promotional products related sales revenue increased by 53.6%, customer count increased by 19.0% YoY. This success underscores our unique capability to digitally empower our upstream partners. Furthermore, our general agency business model is gaining strong momentum. As the general distributor for a first-tier original research anti-infection drug among small and medium-sized chains, customer numbers and sales volume continue to grow monthly. Monthly sales volume rapidly increased to over seven times what it was when the project launched in Q1.”

“We have also made substantial progress in strengthening our supply chain capabilities through our 'MANTIANXING' initiative. By the end of Q2, fulfillment centers expanded to 19 locations nationwide. The project generated an inventory value of 355 million RMB in Q2, with GMV increasing by 58.2% compared to Q1.”

“Looking ahead, our strategy remains centered on leveraging technology to empower the healthcare value chain. We will continue to invest in AI and digital solutions to optimize our supply chain, deepen customer engagement, and solidify our position as a leader in the tech-enabled healthcare space. Our solid performance this quarter, despite market headwinds, reinforces our confidence in our ability to execute our long-term vision and create sustainable value for our shareholders.”

Second Quarter 2025 Financial Results

Net revenues were RMB3.2 billion (US$447.5 million), representing a decrease of 6.4% from RMB3.4 billion in the same quarter of last year.

Gross segment profit (2) was RMB185.4 million (US$25.9 million), representing a decrease of 10.7% from RMB207.6 million in the same quarter of last year.

(In thousands RMB)	For the three months ended June 30,
	2024	2025	YoY
B2B Net Revenue
Product	3,328,249	3,122,073	-6.2%
Service	25,270	20,838	-17.5%

Sub-Total	3,353,519	3,142,911	-6.3%

Cost of Products Sold(3)	3,162,928	2,970,558	-6.1%

Segment Profit	190,591	172,353	-9.6%
Segment Profit %	5.7%	5.5%

(In thousands RMB)	For the three months ended June 30,
	2024	2025	YoY
B2C Net Revenue
Product	65,480	59,584	-9.0%
Service	5,371	3,265	-39.2%

Sub-Total	70,851	62,849	-11.3%

Cost of Products Sold	53,844	49,822	-7.5%

Segment Profit	17,007	13,027	-23.4%
Segment Profit %	24.0%	20.7%

(2) Gross segment profit represents net revenues less cost of goods sold.

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.2 billion (US$447.5 million), representing a decrease of 6.3% from RMB3.4 billion in the same quarter of last year, broadly in line with the decline in net revenues.

•	Cost of products sold was RMB3.0 billion (US$421.6 million), representing a decrease of 6.1% from RMB3.2 billion in the same quarter of last year.

•	Fulfillment expenses were RMB90.2 million (US$12.6 million), representing an increase of 2.4% from RMB88.1 million in the same quarter of last year. Fulfillment expenses accounted for 2.8% of net revenues this quarter as compared to 2.6% in the same quarter of last year.

•	Selling and marketing expenses were RMB66.2 million (US$9.2 million), representing a decrease of 17.7% from RMB80.4 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.1 million for the quarter and RMB1.7 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues accounted for 2.0% in the quarter as compared to 2.3% in the same quarter of last year.

•	General and administrative expenses were RMB17.4 million (US$2.4 million), representing an increase of 0.6% from RMB17.3 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.6 million for the quarter and RMB2.5 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues accounted for 0.5% this quarter as compared to 0.4% in the same quarter of last year.

•	Technology expenses were RMB14.9 million (US$2.1 million), representing a decrease of 19.0% from RMB18.4 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB0.2 million for the quarter and RMB1.0 million for the same quarter last year, respectively, technology expenses as a percentage of net revenues accounted for 0.5% this quarter, maintaining the same as last year.

Income from operations was RMB0.1 million (US$0.01 million), compared to RMB3.3 million in the same quarter of last year.

Non-GAAP income from operations was RMB3.0 million (US$0.4 million), compared to RMB8.5 million in the same quarter of last year. As a percentage of net revenues, non-GAAP income from operations accounted for 0.1% this quarter as compared to 0.2% in the same quarter of last year.

Net loss was RMB7.3 million (US$1.0 million), compared to RMB2.1 million in the same quarter of last year. As a percentage of net revenues, net loss accounted for 0.2% this quarter as compared to 0.1% in the same quarter of last year.

Non-GAAP net loss (4) was RMB4.4 million (US$0.6 million), compared to non-GAAP net income of RMB3.1 million in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB19.5 million (US$2.7 million), compared to RMB14.0 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.6% this quarter as compared to 0.4% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB16.7 million (US$2.3 million), compared to RMB8.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.5% this quarter as compared to 0.3% in the same quarter of last year.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the second quarter 2025, non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of June 30, 2025, the Company held cash and cash equivalents, restricted cash and short-term investments totaling RMB513.1 million (US$71.6 million), compared to RMB518.3 million as of December 31, 2024. To date, amount of RMB1.1 billion has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors of 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation, the Company has reached agreements with, or received commitment letters from, all investors to reschedule the repayments, allowing for phased repayments at extended periods, if the investors exercise their redemption rights. A portion of the redemption has been paid upon signing of these agreements. For further details about such investors’ investments in 1 Pharmacy Technology, please see “Item 4. Information on the Company-A. History and Development of the Company” in the Company’s annual report for the fiscal year ended December 31, 2024.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income from operations as income from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	462,289	447,474	62,465
Restricted cash	56,043	65,624	9,161
Short-term investments	-	-	-
Accounts receivable, net	413,101	265,345	37,041
Notes receivable	78,827	77,768	10,856
Inventories	1,387,403	1,278,235	178,435
Prepayments and other current assets	251,994	231,801	32,358
Total current assets	2,649,657	2,366,247	330,316
Property and equipment, net	32,903	28,120	3,925
Intangible assets, net	1,437	1,124	157
Long-term investments	-	-	-
Other non-current assets	14,682	11,661	1,628
Operating lease right-of-use asset	89,071	69,337	9,679
Total assets	2,787,750	2,476,489	345,705

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	160,981	170,000	23,731
Accounts payable	1,721,425	1,554,239	216,963
Accrued expense and other current liabilities	460,173	377,749	52,734
Total current liabilities	2,342,579	2,101,988	293,428
Long-term operating lease liabilities	55,448	42,925	5,992
Other non-current liabilities	8,961	8,678	1,211
Total liabilities	2,406,988	2,153,591	300,631

MEZZANINE EQUITY
Redeemable non-controlling interests	1,038,914	1,014,146	141,569

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	33	33	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(822)
Additional paid-in capital	3,172,820	3,180,528	443,985
Accumulated deficit	(3,883,992)	(3,921,190)	(547,377)
Accumulated other comprehensive income	74,357	73,422	10,249
Total shareholders' deficit	(642,644)	(673,069)	(93,957)
Non-controlling interest	(15,508)	(18,179)	(2,538)
Total deficit	(658,152)	(691,248)	(96,495)
Total liabilities, mezzanine equity and deficit	2,787,750	2,476,489	345,705

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	3,424,370	3,205,760	447,507	6,952,799	6,735,039	940,176
Operating costs and expenses:
Cost of products sold	(3,216,772)	(3,020,380)	(421,629)	(6,536,668)	(6,354,564)	(887,063)
Fulfillment expenses	(88,059)	(90,202)	(12,592)	(176,582)	(183,768)	(25,653)
Selling and marketing expenses	(80,410)	(66,162)	(9,236)	(160,770)	(134,070)	(18,715)
General and administrative expenses	(17,306)	(17,402)	(2,429)	(36,380)	(35,743)	(4,990)
Technology expenses	(18,367)	(14,869)	(2,076)	(36,676)	(30,328)	(4,234)
Other operating (expenses) income, net	(118)	3,350	468	1,339	3,674	513
Total Operating costs and expenses	(3,421,032)	(3,205,665)	(447,494)	(6,945,737)	(6,734,799)	(940,142)
Income from operations	3,338	95	13	7,062	240	34
Interest income	2,075	1,017	142	4,041	2,271	317
Interest expense	(7,275)	(8,458)	(1,181)	(15,257)	(17,190)	(2,400)
Foreign exchange (loss) gain	(383)	67	9	(602)	109	15
Other income, net	200	11	2	77	11	2
Loss before income taxes	(2,045)	(7,268)	(1,015)	(4,679)	(14,559)	(2,032)
Income tax expense	(37)	3	0	(88)	(13)	(2)
Net loss	(2,082)	(7,265)	(1,015)	(4,767)	(14,572)	(2,034)
Net loss attributable to non-controlling interest	(1,106)	(52)	(7)	(1,279)	1,693	236
Net loss attributable to redeemable non-controlling interest	441	445	62	730	890	124
Adjustment attributable to redeemable non-controlling interest	(11,273)	(12,677)	(1,770)	(22,479)	(25,209)	(3,519)
Net loss attributable to ordinary shareholders	(14,020)	(19,549)	(2,730)	(27,795)	(37,198)	(5,193)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	(312)	—	—	(346)	—	—
Realized gains of available-for-sale debt securities	312	—	—	489	—	—
Foreign currency translation adjustments	509	(855)	(119)	1,129	(935)	(131)
Comprehensive loss	(13,511)	(20,404)	(2,849)	(26,523)	(38,133)	(5,324)
Loss per ADS:
Basic and diluted	(1.60)	(2.20)	(0.40)	(3.20)	(4.20)	(0.60)
Weighted average number of shares used in computation of loss per share
Basic and diluted	171,414,144	173,569,631	173,569,631	171,317,558	173,345,848	173,345,848

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating activities	93,260	(61,410)	(8,573)	201,698	51,189	7,146
Net cash used in investing activities	(79,728)	(223)	(31)	(49,986)	(1,311)	(183)
Net cash (used in) provided by financing activities	(104,472)	18,673	2,607	(259,943)	(54,308)	(7,581)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(865)	(774)	(108)	207	(804)	(112)
Net decrease in cash and cash equivalents, and restricted cash	(91,805)	(43,734)	(6,105)	(108,024)	(5,234)	(730)
Cash and cash equivalents, and restricted cash at the beginning of the period	607,329	556,832	77,731	623,548	518,332	72,356
Cash and cash equivalents, and restricted cash at the end of the period	515,524	513,098	71,626	515,524	513,098	71,626

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	3,338	95	13	7,062	240	34
Add: Share-based compensation expenses	5,195	2,867	400	10,366	6,982	975
Non-GAAP income from operations	8,533	2,962	413	17,428	7,222	1,009

Net loss	(2,082)	(7,265)	(1,015)	(4,767)	(14,572)	(2,034)
Add: Share-based compensation expenses, net of tax	5,195	2,867	400	10,366	6,982	975
Non-GAAP net income (loss)	3,113	(4,398)	(615)	5,599	(7,590)	(1,059)

Net loss attributable to ordinary shareholders	(14,020)	(19,549)	(2,730)	(27,795)	(37,198)	(5,193)
Add: Share-based compensation expenses, net of tax	5,195	2,867	400	10,366	6,982	975
Non-GAAP net loss attributable to ordinary shareholders	(8,825)	(16,682)	(2,330)	(17,429)	(30,216)	(4,218)

Loss per ADS(6): Basic and diluted	(1.60)	(2.20)	(0.40)	(3.20)	(4.20)	(0.60)
Add: Share-based compensation expenses per ADS(6), net of tax	0.60	0.40	0.00	1.20	0.80	0.20
Non-GAAP loss per ADS(6)	(1.00)	(1.80)	(0.40)	(2.00)	(3.40)	(0.40)

(6) Every one ADS represents twenty Class A ordinary shares.